SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




              RYANAIR ANNOUNCES SIX NEW ROUTES - EUROPE TO DUBLIN
         BIARRITZ, CARCASSONNE, DONCASTER, EINDHOVEN, FRANKFURT & ROME

Ryanair, Europe's No.1 low fares airline today (Wednesday, 26th January 2005) announced that it will launch 6 new routes from Europe to Dublin this Summer with fares a fraction of the price of Aer Lingus' lowest each way fare.

ROUTE                              START DATE                FARE*

Biarritz                           19th April 05            EUR 29.99
Carcassonne                        19th April 05            EUR 29.99
Rome                               19th April 05            EUR 29.99
Eindhoven                          19th April 05            EUR 19.99
Doncaster Sheffield                28th April 05            EUR 4.99
Frankfurt                           3rd May 05              EUR 19.99

*One way tax inclusive

Announcing Ryanair's six new routes in Dublin today, Ryanair's Deputy Chief Executive, Michael Cawley, said:

        "These six new routes from Europe to Dublin are great news for Irish consumers, Irish tourism, and Irish jobs. By launching low fare flights to Germany, Italy and the South of France, Ryanair will make Europe affordable for Irish consumers at fares that are less than half the price of Aer Lingus' so called lowest prices.

        "We also expect that more than half of the traffic on these new routes will be European visitors, who will no longer be deterred by Aer Lingus' high fares. Ryanair will use its large marketing presence in these overseas markets to drum up business for Irish tourism.

        "Ryanair expects to carry over 500,000 passengers per annum on these six routes, this will create over 500 new jobs here at Dublin Airport. These new links show what can be done if Bertie Ahern would honour his election promise and deliver a competing second terminal instead of three years of dithering. A competing second terminal would bring 5 million new passengers per annum and create 5,000 jobs, these routes today are just a taste of what's possible if only decision would replace dithering as the tourism policy of Bertie Ahern's Government."

Ends.                                     Wednesday, 26th January 2005

For further information please contact:

Peter Sherrard                            Pauline McAlester
Ryanair                                   Murray Consultants
Tel. 353-1-8121228                        Tel. 353-1-4980300

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  26 January 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director